# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### January 25, 2010

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

**PharmAthene Inc.**

**File No. 001-32587 - CF#24432**

_____

PharmAthene Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 13, 2009.

Based on representations by PharmAthene Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

| | |
|---|---|
| Exhibit 10.45.1 | through June 30, 2011 |
| Exhibit 10.52 | through November 13, 2012 |

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


Daniel Greenspan
Special Counsel